As filed with the Securities and Exchange Commission on April 21, 2005

Registration No. 333-117367

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 6

to

FORM S-11

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.

(Exact Name of Registrant as Specified in Its Governing Instruments)

326 Third Street

Lakewood, New Jersey 08701

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David Lichtenstein

c/o The Lightstone Group

326 Third Street

Lakewood, New Jersey 08701

(732) 367-0129

(Name and Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

With a Copy to:

Peter M. Fass, Esq.

Proskauer Rose LLP

1585 Broadway

New York, New York 10036-8299

(212) 969-3000

Approximate Date of Commencement of Proposed Sale to Public:  As soon as practicable after the registration statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(e) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check, the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Amount Being Registered		Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee(1)
Common Stock, $.01 par value	30,000,000 shares		$10.00	$300,000,000	(2)	$38,010.00
Common Stock, $.01 par value	4,000,000 shares	(3)	$9.50	$38,000,000		$4,814.60
Common Stock, $.01 par value	600,000 shares	(4)	$12.00	$7,200,000		$912.24
Soliciting Dealer Warrants	600,000 shares	(5)	$0.0008	$480		$0.06

(1)	These amounts have been paid previously.
(2)	All organization and offering expenses of this offering, including dealer manager fees and selling commissions, to be paid by us using proceeds from the sale to Lightstone SLP, LLC, which is controlled by our sponsor, of special general partner interests from Lightstone Value Plus REIT LP, our operating partnership.
(3)	Represents shares to be issued pursuant to distribution reinvestment plan. The offering price per share issuable pursuant to distribution reinvestment plan is estimated for purposes of calculating the registration fee at $9.50 per share.
(4)	Represents shares that are issuable upon exercise of warrants issuable to Lightstone Securities, LLC (the “Dealer Manager”), our affiliate, which may transfer such warrants to the participating broker-dealers, pursuant to that certain Warrant Purchase Agreement between the Registrant and the Dealer Manager.
(5)	Represents warrants issuable to the Dealer Manager to purchase 600,000 shares pursuant to the Warrant Purchase Agreement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities and Exchange Commission Registration Fee	$43,736.90
NASD Filing Fee	$30,500.00
Printing and Mailing Expenses	$540,000.00
Blue Sky Fees and Expenses	$100,000.00
Legal Fees and Expenses	$1,050,000.00
Accounting Fees and Expenses	$150,000.00
Advertising and Sales Literature	$500,000.00
Due Diligence	$500,000.00
Miscellaneous	$60,763.10

Total	$2,975,000.00

SALES TO SPECIAL PARTIES.

Lightstone SLP, LLC, which is controlled by our sponsor, will receive special general partner interests of our operating partnership in exchange for approximately $30,000,000, assuming 30,000,000 shares are sold pursuant to this offering, which we will use to defray all costs and expenses of this offering, including organization costs and selling commissions. These special general partner interests will not require an initial cash investment by us. If the advisory agreement is terminated, the special general partner interests will be converted into cash in an amount equal to the purchase price of the special general partner interests. Our independent directors will be granted options to purchase shares under the company’s stock option plan at an initial exercise price of $10 per share. Stockholders will be allowed to purchase shares pursuant to our distribution reinvestment plan for $9.50 per Share. Subscribers to shares which are entitled to volume discounts will pay reduced selling commissions. See “Compensation Table—Nonsubordinated Payments,” “Management—Stock Option Plan,” and “Plan of Distribution—Volume Discounts” and “—Other Discounts.”

RECENT SALES OF UNREGISTERED SECURITIES.

On July 6, 2004, Lightstone Value Plus REIT LLC purchased from us 20,000 Shares for $10 per Share, for an aggregate purchase price of $200,000, in connection with our organization. Our advisor also made a capital contribution to Lightstone Value Plus REIT LP, our operating partnership, in the amount of $2,000 in exchange for 200 limited partnership units of the operating partnership. The 200 limited partnership units received by our advisor may be exchanged, at its option, for 200 shares identical to those being offered pursuant to the Prospectus included in this Registration Statement, subject to our option to pay cash in lieu of such shares. No sales commission or other consideration was paid in connection with such sales, which were consummated without registration under the Securities Act of 1933, as amended, in reliance upon the exemption from registration in Section 4(2) of the Act as transactions not involving any public offering.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of the Company contains such a provision.

Subject to these restrictions, the charter of the Company authorizes it to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Company, (b) any individual who, while a director or officer of the

Company and at the request of the Company, serves or has served as a director, officer, partner, or trustee of another corporation, real investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise, and (c) the Advisor and its officers, directors and Affiliates, (such persons and the Advisor and its officers, directors and Affiliates being referred to herein as an Indemnitee) from and against any claim or liability to which an Indemnitee may become subject or which the Indemnitee may incur by reason of his, her or its service in such capacities.

However, the Company may not indemnify any Indemnitee unless (a) the Indemnitee has determined in good faith that the course of conduct which caused the loss, liability or expense was in the best interests of the Company, (b) the Indemnitee was acting on behalf of the Company or performing services for the Company and (c) the liability, loss or expense was not the result of negligence or misconduct on the part of the Indemnitee, except that if the Indemnitee is or was an independent director, the liability, loss or expense was not the result of gross negligence or willful misconduct. Further, the Company may not indemnify any Indemnitee for losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless (y) each claim or count involving alleged violations of federal or state securities has been adjudicated in favor of the Indemnitee, or (z) each such claim or count has been dismissed with prejudice by a court of competent jurisdiction, or a court of competent jurisdiction approves a settlement of each such claim or count and finds that indemnification of the settlement and related costs should be made, and the court considering the matter has been advised of the position of the Securities and Exchange Commission and the published position of any applicable state securities regulatory authority as to indemnification for securities law violations.

The Bylaws of the Company obligate it, subject to the limits described above, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to an Indemnitee who is made a party to the proceeding by reason of his service in the capacities described above. The charter and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

The MGCL requires a corporation (unless its charter provides otherwise, which the Company’s charter does to the extent described above) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. However, the Company may advance amounts to an Indemnitee only if (w) the proceeding relates to acts or omissions relating to the performance of duties or services for the Company or on its behalf, (x) the proceeding is initiated by a third party who is not a stockholder or is initiated by a stockholder acting in his or her capacity as such, and a court of competent jurisdiction specifically approves the advancement, (y) the Indemnitee provides the Company with written affirmation of his, her or its good faith belief that he, she or it has met the standard of conduct necessary for indemnification, and (z)

the Indemnitee undertakes in writing to repay the advanced funds to the Company, together with interest at the applicable legal rate of interest if the Indemnitee is found not to be entitled to indemnification.

Any indemnification payment or reimbursement of expenses will be furnished in accordance with the procedures in Section 2 418(e) of the MGCL or any successor statute.

Our Bylaws provide that neither the amendment, nor the repeal, nor the adoption of any other provision of the Articles or the Bylaws will apply to or affect, in any respect, an indemnified person’s right to indemnification for actions or failures to act which occurred prior to such amendment, repeal or adoption.

The Lightstone Group intends to enter into separate indemnification agreements with each of the Company’s Directors and certain of its executive officers. The indemnification agreements will require, among other things, that The Lightstone Group indemnify the Company’s Directors and officers to the fullest extent permitted by law, and advance to the Directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Lightstone Group must also indemnify and advance all expenses incurred by Directors and officers seeking to enforce their rights under the indemnification agreements and cover Directors and officers under The Lightstone Group’s Directors’ and officers’ liability insurance, if any. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Articles and the Bylaws, as a contract, it cannot be unilaterally modified by the board of directors or by the Stockholders to eliminate the rights it provides.

To the extent that the indemnification may apply to liabilities arising under the Securities Act of 1933, as amended, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and, therefore, unenforceable.

TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED.

Inapplicable.

EXHIBITS

The following documents are filed as part of this Registration Statement:

EXHIBIT NO.	DESCRIPTION
1.1(2)	Form of Dealer Manager Agreement by and between Lightstone Value Plus Real Estate Investment Trust, Inc. and Lightstone Securities, LLC.

1.2(4)	Form of Soliciting Dealers Agreement by and between Lightstone Securities, LLC and the Soliciting Dealers.

1.3(2)	Form of Warrant Purchase Agreement by and between Lightstone Value Plus Real Estate Investment Trust, Inc. and Lightstone Securities, LLC.

3.1(4)	Form of Amended and Restated Charter of Lightstone Value Plus Real Estate Investment Trust, Inc.

3.2(3)	Bylaws of Lightstone Value Plus Real Estate Investment Trust, Inc.

4.1(4)	Form of Amended and Restated Agreement of Limited Partnership of Lightstone Value Plus REIT LP.

4.2(1)	Specimen Certificate for the Shares.

5.1(4)	Opinion of Proskauer Rose LLP as to the legality of the Shares being registered.

5.2(4)	Opinion of Venable LLP as to corporate matters.

8(4)	Opinion of Proskauer Rose LLP as to tax matters.

EXHIBIT NO.	DESCRIPTION

10.1(2)	Form of Escrow Agreement by and among Lightstone Value Plus Real Estate Investment Trust, Inc., Trust Company of America and Lightstone Securities.

10.2(4)	Form of Advisory Agreement by and among Lightstone Value Plus Real Estate Investment Trust, Inc., Lightstone Value Plus REIT LLC.
10.3(1)	Form of Management Agreement, by and among Lightstone Value Plus Real Estate Investment Trust, Inc., Lightstone Value Plus REIT LP and Lightstone Value Plus REIT Management LLC.
10.4(3)	Form of the Company’s Stock Option Plan.

10.5(2)	Form of Indemnification Agreement by and between The Lightstone Group and the directors and executive officers of Lightstone Value Plus Real Estate Investment Trust, Inc.

10.6(4)	Form of Agreement by and among Lightstone Value Plus REIT LP, Lightstone SLP, LLC, and David Lichtenstein.

23.1	Consent of Kamler Lewis & Noreman, LLP.

23.2(4)	Consent of Proskauer Rose LLP (included in Exhibit 5.1).

23.3(4)	Consent of Proskauer Rose LLP (included in Exhibit 8).

23.4(4)	Consent of Venable LLP (included in Exhibit 5.2).

24(2)	Power of Attorney.

(1)	Previously filed as an exhibit to the Registration Statement on Form S-11 that we filed with the Securities and Exchange Commission on July 14, 2004.
(2)	Previously filed as an exhibit to Amendment No. 2 to the Registration Statement on Form S-11 that we filed with the Securities and Exchange Commission on February 22, 2005.
(3)	Previously filed as an exhibit to Amendment No. 3 to the Registration Statement on Form S-11 that we filed with the Securities and Exchange Commission on March 11, 2005.
(4)	Previously filed as an exhibit to Amendment No. 4 to the Registration Statement on Form S-11 that we filed with the Securities and Exchange Commission on April 4, 2005.

UNDERTAKINGS.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That all post-effective amendments will comply with the applicable forms, rules and regulations of the Commission at the time such post-effective amendments are filed.

(4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The Registrant undertakes to send to each Stockholder at least on an annual basis a detailed statement of any transactions with the Advisor or its Affiliates, and of fees, commissions, compensation and other benefits paid or accrued to the Advisor or its Affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

C. The Registrant undertakes to provide to the Stockholders the financial statements required by Form 10-K for the first full fiscal year of operations of the Registrant.

D. The Registrant hereby undertakes to send to the Stockholders, within 60 days after the close of each quarterly fiscal period, the information specified by Form 10-Q, if such report is required to be filed with the Securities and Exchange Commission.

E. The Registrant undertakes to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each Property not identified in the Prospectus at such time as there arises a reasonable probability that such Property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing Stockholders. Each sticker supplement should also disclose all compensation and fees received by the Advisor and its Affiliates in connection with any such acquisition. The post-effective amendment shall include audited financial statements meeting the requirements Rule 3-14 of Regulation S-X only for Properties acquired during the distribution period.

The Registrant also undertakes to file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and additional information required by Rule 3-14 of Regulation S-X, to reflect each commitment (i.e., the signing of a binding purchase agreement) made after the end of the distribution period involving the use of 10% or more (on a cumulative basis) of the net proceeds of the offering and to provide the information contained in such report to the Stockholders at least once each quarter after the distribution period of the offering has ended.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Table VI

ACQUISITION OF PROPERTIES BY PROGRAMS(1)

(UNAUDITED)

Table VI presents information concerning the acquisition of properties during the three years ended December 31, 2003 by prior programs sponsored by The Lightstone Group.

	2001		2002		2003
Name	SFN PA, LLC	Florida Acquisitions 1986, LLC	Larchmont	Prime Outlets, Puerto Rico	International Village	Regency Park South	F&W Properties	Prime Outlets
Location	Allentown, PA	Jacksonville, FL	Mt. Laurel, NJ	Barceloneta, PR	Indianapolis, IN	Indianapolis, IN	Virginia and North Carolina	Various
Type of Property	Office	Industrial	Retail	Retail	Residential	Residential	Residential	32 Retail outlets
Public/Private	Private	Private	Private	Private	Private	Private	Private	Private
Gross leasable space (sq. feet) or number of units and total sq. feet of unit	346,890 Sq. Ft.	343,131 Sq. Ft.	123,700 Sq. Ft.	176,344 Sq. Ft.	462 Units	304 Units	1,768 Units	8,597,113 Sq. Ft.
Date of purchase	1/2001	5/2001	12/2002	12/2002	10/2003	10/2003	10/2003	12/2003
Mortgage financing at date of purchase	$33,000,000	$13,300,000	$8,900,000	$32,500,000	$13,430,000	$8,840,000	$41,457,400	$589,000,000
Cash down payment Contract purchase price plus acquisition fee	$5,750,000	$1,725,000	$5,110,000	$9,500,000	$1,420,000	$1,010,000	$12,384,610	$60,788,800
Other cash expenditures expensed	—	—	—	—	—	—	—	—
Other cash expenditures capitalized	—	—	—	—	—	—	—	—
Total acquisition cost	$38,750,000	$15,025,000	$14,010,000	$42,000,000	$14,850,000	$9,850,000	$53,842,010	$649,788,800
Amount raised from investors	$2,000,000	$150,000	$1,325,000	$3,500,000	$665,000	$435,000	$9,000,000	$37,500,000

(1)	This table only includes information regarding programs with respect to which The Lightstone Group raised capital from third parties.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, State of New York, on the 21st day of April, 2005.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ DAVID LICHTENSTEIN
CHIEF EXECUTIVE OFFICER, PRESIDENT AND CHAIRMAN OF THE BOARD OF DIRECTORS

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	CAPACITY	DATE

/s/ DAVID LICHTENSTEIN David Lichtenstein	Chief Executive Officer, President and Chairman of the Board of Directors	April 21, 2005

/s/ GAIL GROSSMAN Gail Grossman	Chief Financial Officer and Treasurer	April 21, 2005

* Jonathan Gould	Senior Vice-President—Acquisitions and Director	April 21, 2005

* John E. D’Elisa	Director	April 21, 2005

* Edwin J. Glickman	Director	April 21, 2005

* Joel M. Pashcow	Director	April 21, 2005

*By:	/s/ DAVID LICHTENSTEIN
David Lichtenstein Attorney-in-fact